Filed by Astoria Financial Corporation.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Astoria Financial Corporation

(Commission File No. 001-11967)

The following is an email that was sent to employees of Astoria Financial Corporation on March 7, 2017:

To:                                                    All Employees

From:                                    Monte Redman, President and Chief Executive Officer

Date:                                          March 7, 2017

Subject:         Merger Announcement

I have important news to share about our future here at Astoria. This morning, Astoria Financial and Sterling Bancorp announced that both companies’ Boards of Directors have unanimously approved a definitive merger agreement, subject to shareholder and regulatory approval.  The merger will create a combined organization of significant commercial and retail strength in the greater New York area and beyond. The result will be a strong regional bank with approximately $28 billion in assets and together positions us in the Top 6 Deposit Market Share of regional and community banks.

Sterling National Bank, the principal subsidiary of Sterling Bancorp, specializes in the delivery of service and solutions to business owners and their families. They are a top-performing bank with multiple and diverse lines of business that are scalable and singularly focused on building ongoing relationships with their clients.

This news is exciting because the strategic partnership between our two highly complementary franchises will strengthen our position as a diversified, full-service community bank and create strong strategic and geographic synergies with the goal of delivering meaningful customer and shareholder value. The merger of Sterling and Astoria will provide the opportunity for employees to be a part of a larger and more competitive banking institution that will be positioned to reach new levels of growth and success.

The merger also builds on Sterling’s success of their team-based, single point of contact delivery model and adds the distinctiveness of our relationship approach, outstanding delivery network and superior deposit gathering capabilities concentrated in desirable markets.

The combined company will operate under the Sterling Bancorp name and its principal banking subsidiary, Sterling National Bank and will be built from the best practices and talent of both organizations.  The CEO of the new company will be the current Sterling CEO, Jack Kopnisky.

I know the past sixteen months have been difficult for many of you.  The uncertainty and delays from our previous arrangement with New York Community Bank have led to departures, heavy workloads and various levels of frustration.  The Board of Directors and I are committed to not having a similar scenario occur again.  To that end, Astoria and Sterling management and legal teams have had several preliminary conversations with the various regulatory agencies in anticipation of this announcement in hopes of identifying any major obstacles that could cause an extensive delay.  The application, review and approval process must occur according to regulatory guidance and there can never be a guarantee of approval.  However, based on the discussions with our regulators and the diligence review that has taken place, the Boards of Directors and Executive Teams of both companies have a high degree of confidence that regulatory approvals and completion of the merger will occur later this year.

We are committed to providing you with open and clear communication surrounding the merger.  As a starting point, various management meetings will be held today and tomorrow. I am counting on all of you to continue making our franchise even stronger from this day forward, by remaining focused on our customers’ needs.  Your ongoing passion, professionalism and dedication have continued to make a difference for our customers every single day.  For that, I thank each and every one of you.

Important Additional Information

Sterling Bancorp intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Astoria Financial Corporation and Sterling Bancorp and a prospectus of Sterling Bancorp—investors should read the joint proxy statement/prospectus carefully when it becomes available because it contains important information.  Investors will be able to obtain filings by Astoria Financial Corporation and Sterling Bancorp with the SEC free of charge at the SEC’s website at www.sec.gov. Sterling Bancorp, Astoria Financial Corporation, their directors and executive officers may be deemed to be participants in the solicitation of proxies from Astoria Financial Corporation’s and Sterling Bancorp’s stockholders in favor of the approval of the merger. Information about these persons is included in each company’s annual proxy statement, and will be included in the registration statement when filed.